SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 45,545[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 45,545[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 525,460 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 45,545 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 9,442,367 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at August 9, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 641144308	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 9,442,367 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at August 9, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 641144308	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 45,545[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 45,545[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 525,460 shares owned of record by SACC Partners LP.

2

Riley Investment Management LLC has shared voting and dispositive power over 45,545 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

3

Based on 9,442,367 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at August 9, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 641144308	13D	Page 5 of 7 Pages

Item 4.

Purpose of the Transaction

Item 4 as previously filed is hereby amended to add the following:

 On October 24, 2006, the Issuer sent the filing persons a letter rejecting their offer to purchase the company at a price of $5.25 per share, stating that the offered price was “inadequate.”  After considering the response the filing persons have determined to increase the price offered by their proposal to $5.50 per share.

On November 6, 2006, the filing persons sent the Issuer a letter increasing the proposed price to $5.50, asking for a response by November 20, 2006 and providing certain information.  The revised proposal is not subject to any financing contingency. A copy of this letter is attached to this amendment as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5 as previously filed is hereby amended to add the following:

(a)

SACC owns 525,460 shares of Common Stock.  Because RIM has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of RIM, controls its voting and investment decisions, each of SACC, RIM, and Mr. Riley may be deemed to have beneficial ownership of the 525,460 shares owned of record by SACC, which represent approximately 5.56% of the outstanding Common Stock.

One of Riley Investment Management LLC’s clients owns 45,545 shares of Common Stock.  Although Riley Investment Management LLC, and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, maintain shared voting and investment power over the 45,545 shares of Common Stock, Riley Investment Management LLC and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.48% of the outstanding of the Issuer’s outstanding Common Stock.

All ownership percentages are based on 9,442,367 shares of Common Stock outstanding at August 9, 2006, as reported in the Issuer’s Quarterly Report of Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

(c)

SACC Partners, LP purchased 12,782 shares of Common stock at a price of $5.00 on October 4, 2006.  An advisory client of Riley Investment Management LLC purchased 1,218 shares of Common Stock at a price of $5.00 on October 4, 2006.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

One of Riley Investment Management LLC’s clients owns 45,545 shares of Common Stock. Under the agreement between this client and Riley Investment Management LLC, Riley Investment Management LLC acts as a discretionary investment advisor and directs the client’s investment in NetManage Inc., but the client can alter the actions taken.  Riley Investment Management, LLC and Mr. Riley disclaims beneficial ownership in these 45,545 shares.

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Letter to Board of Directors dated November 6, 2006

CUSIP No. 641144308	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 641144308	13D	Page 7 of 7 Pages

EXHIBIT A

Riley Investment Management, LLC 11100 Santa Monica Boulevard, Suite 810 Los Angeles, California 90025	Zeff Capital Partners, L.P. 50 California Street, Suite 1500 San Francisco, CA 94111

November 6, 2006

NetManage, Inc.

Board of Directors

c/o Mr. Zvi Alon, President

20883 Stevens Creek Boulevard

Cupertino, CA  95014

Dear Mr. Alon:

In your letter to us, dated October 24, 2006, you informed us of your Board of Directors’ decision to reject our proposal to acquire NetManage for $5.25 per share.  Consequently, we have decided to increase our offer to acquire all of the outstanding shares of NetManage common stock that we do not already own to $5.50 per share in cash.  We are extending the date for you to respond to our proposal to November 20, 2006.  Following NetManage’s continued operating losses, as reported in your last earnings release on October 23, 2006, we view our proposal as a fair price for NetManage’s stock.

We wish to reiterate that we have the necessary financial resources at our disposal to finance our proposed acquisition of NetManage.  We hope to enter into negotiations with NetManage’s Board of Directors as soon as possible, and hope it will consider our offer seriously for the benefit of NetManage’s shareholders.

Our proposal remains conditioned upon, among other things, completion of satisfactory due diligence and negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements).  In addition, this letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties.  We have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such executed, definitive agreements.

/s/ Bryant R. Riley
Bryant R. Riley, as Managing Member,
Riley Investment Management, LLC

/s/ Daniel Zeff
Daniel Zeff, as Managing Partner,
Zeff Capital Partners, L.P.